

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 2, 2015

Lakhwinder Singh Sidhu, President
SavMobi Technology Inc.
73B Bank Avenue
Amritsar, Punjab, 143001
India

> **Re: SavMobi Technology Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 8, 2015**
>   **File No. 333-206804**

Dear Mr. Sidhu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 36 stating that you "expect the balance of the proceeds to be mainly applied to further costs of this prospectus and administrative costs." However, we note your tabular disclosure on page 16 indicating that irrespective of the proceeds raised, you intend to allocate a majority of the proceeds towards general business development, and sales and marketing. Please ensure that your disclosure consistently describe your intended allocations of proceeds.

2.   With respect to every third-party statement in your prospectus, such as the Borell Associates report, please ensure that you have disclosed the report dates, and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion containing the

statistic, and cross-reference it to the appropriate location in your prospectus and tell us whether any of the reports were prepared for you.

3. Revise your summary to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern.

Risks and Uncertainties Facing the Company, page 6

4. We note your disclosure on page 22, where you estimate the total software development cost for your platform and app at $38,000. Please revise your disclosure here to describe quantitatively the threshold gross offering amount required to fund the software development.

Use of Proceeds, page 8

5. You state that you may fund your operations through loans based on a verbal agreement with Mr. Sidhu. Where you reference such loans throughout the document, please also state whether the agreement with Mr. Sidhu to provide funding is legally binding, to the extent that it is not, revise throughout to state clearly and unequivocally that there is no guarantee that he will provide such funding.

Risk Factors, page 9

6. Please add a risk factor that clearly and unequivocally states that you have not yet developed your software platform or app, and that the resultant risk is that you may never be able to develop a product that is operational or marketable.

7. Please add a separately captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year. Revise your discussion in Capital Resources and Liquidity to also include this information.

"Because our sole officer and director resides abroad…," page 13

8. Please provide a more detailed description of your risk factor addressing why shareholders may have difficulties enforcing their legal rights under United States securities laws. Please address the risk U.S. stockholders face in:

- effecting service of process within the United States against your officer;
- enforcing judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and
- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer.

"Because our Company is a shell company …," page 13

9.   Please expand your disclosure to explain that Securities Act Rule 144 will not be available for privately placed shares, and highlight the impact on your ability to attract additional capital to implement your business plan or sustain operations.

Plan of Distribution, page 19

10.   You state that you intend to sell the shares outside the United States, particularly in India. Please expand your plan of distribution discussion with respect to your plan to sell shares in India.

11.   You state that the offering may be extended 90 days beyond the period described in this section, or "such period as the Company deems reasonable." Please revise your disclosure to ensure that your intentions in regards to extending the offering period are balanced with the requirements of Rule 415 and section 10(a)(3) of the Securities Act.

Description of Securities to be Registered

Non-cumulative voting, page 20

12.   You state that if the offering is completed the "present shareholders" will hold 21% of the offering. This statement is inconsistent with your disclosures in the beneficial ownership table. Please revise or advise.

Description of Business

Market Opportunity and Value Proposition, page 24

13.   We note that you reference the boom in the smartphone market as potentially providing your company the opportunity to generate more revenue through your proposed Mobile Marketing Platform.   Please refocus your discussion on the specific market opportunity you intend to pursue, which you state is vendor tools technology.

Competition, page 25

14.   We note your disclosure referring to your "current revenue streams" and statement that your "primary source of revenue comes from local, small businesses." Since you have yet to generate revenues, these disclosures appear inappropriate, as they suggest the contrary.

15.   Please expand your disclosure to describe with more specificity on what competitive bases you intend to distinguish yourself.

Directors and Executive Officers

Business Experience, page 31

16.   Please revise the description relating to Mr. Sidhu's professional background to ensure that such disclosures fully comply with Item 401(e) of Regulation S-K. For example, disclose Mr. Sindhu's principal occupations and employment, in a chronologically complete manner, for the five year period immediately preceding the date of effectiveness.

17.   We note your disclosure stating that Mr. Sidhu has not held any previous directorships in the past five years. However, we note that the Nevada Secretary of State's website indicates that in addition to serving as an officer for SavMobi Technology, Inc., Mr. Sidhu served as an officer and director for SavMobi, Inc., within the past five years. Please advise whether this is your CEO, and if so, please provide your analysis for why such professional experience is not disclosed in the registration statement.   To the extent material, revise your discussion of trademarks on page 25 to discuss whether your ability to obtain a trademark may be impacted by the prior formation of SavMobi, Inc.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and other related matters. If you have any other questions, please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or in his absence, me at (202) 551-3462. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                        Sincerely,

                                                        /s/ Mark P. Shuman

                                                        Mark P. Shuman
                                                        Branch Chief - Legal
                                                        Office of Information
                                                        Technologies and Services

cc: Andrew Befumo, Esq.
        Befumo and Schaeffer, PLC